

September 10, 2012

<u>Via E-mail</u>
John J. Joyce
Chief Executive Officer
Ambient Corporation
7 Well Avenue, Suite 11
Newton, MA 02459

   Re: **Ambient Corporation**
      Item 4.02 Form 8-K
      Filed August 15, 2012
      File No. 001-35259

Dear Mr. Joyce:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Robert S. Littlepage for

            Larry Spirgel
            Assistant Director